UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated August 14, 2024, announcing preliminary financial results for the quarter ended June 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: August 14, 2024	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q2 2024

SFL Corporation Ltd.

Preliminary Q2 2024 results and quarterly cash dividend of $0.27 per share

Hamilton, Bermuda, August 14, 2024, SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended June 30, 2024.

Highlights
•82nd consecutive quarterly dividend declared, $0.27 per share
•Net profit of $20.6 million or $0.16 per share in the second quarter
•Received charter hire1 of $198.8 million in the quarter, including $4.4 million of profit share
•Adjusted EBITDA2 of $123.3 million from consolidated subsidiaries, plus $7.8 million adjusted EBITDA2 from associated companies
•New five year time charters for three 10,600 teu and four 8,700 teu vessels to Maersk adding approximately $485 million of backlog
•Delivery of the newbuild LR2 product tanker SFL Tucana in June with two additional vessels due for delivery in Q3 and Q4
•Delivery of the LNG dual-fuel 33,000 dwt chemical tanker SFL Aruba in August, with another vessel to be delivered later in Q3
•Newbuild order for five LNG dual-fuel 16,800 teu container vessels with scheduled delivery in 2028, in combination with ten year time charters to a leading liner company
•Issuance of 8 million common shares in a U.S. public offering subsequent to quarter end, raising $100 million gross proceeds

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«We are pleased to execute on our growth strategy, and have added more than $2 billion to our charter backlog this year. This is a combination of vessel acquisitions and charter extensions on existing vessels, and the charter backlog now stands at nearly $5 billion.

Over the last decade, we have built up a high quality operational platform, which has enabled us to secure repeat transactions with our key customers. At the same time, we have continued to diversify our asset mix and expanding our customer base. This has enabled us to refine our business model from being a financing provider to facilitate maritime infrastructure for logistics companies.

The recently announced newbuild deal for five large container vessels marks another milestone investment for SFL. With these vessels delivered, we will have 11 LNG dual-fuel vessels, which demonstrates our commitment to continue expanding our investment focus to assets with a lower carbon footprint whilst ensuring significant visibility through ten year firm charters.»

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.27 per share. The dividend will be paid on or around September 27. The record date and ex-dividend date on the New York Stock Exchange will be September 11, 2024.

Results for the Quarter ended June 30, 2024

The Company reported total U.S. GAAP operating revenues on a consolidated basis of approximately $190.9 million in the second quarter of 2024, compared to $229.1 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $9.7 million of charter hire which is not classified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type leases’ and gross charter hire from entities classified as ‘investment in associates’ for accounting purposes. The revenues also exclude mobilization fees received in connection with the transit of the drilling rig Hercules to Canada during the quarter.

The net result in the second quarter was also impacted by non-recurring or non-cash items, including net negative mark-to-market effects from swaps of $0.3 million, positive mark-to-market effects from equity investments of $0.2 million, loss from redemption and buyback of bonds of $0.4 million and an increase of $0.1 million in credit loss provisions.

Reported net income pursuant to U.S. GAAP for the quarter was $20.6 million, or $0.16 per share.

Business Update

As of June 30, 2024, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 81 wholly or partly owned vessels and newbuildings under construction was approximately $4.9 billion with a weighted remaining charter term of 6.7 years.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include profit sharing features that may improve SFL’s operating results.

The majority of our vessels are employed on time charter contracts where SFL is responsible for technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

Container

SFL has a container fleet of 39 vessels, including five vessels on order. The container fleet generated approximately $89.8 million of charter hire in the quarter, including profit share from fuel savings.

The Company has recently agreed new five year charters for three 10,600 teu vessels and four 8,700 teu vessels with Maersk, adding approximately $485 million in backlog.

Subsequent to quarter end, the Company has agreed to build five 16,800 teu container vessels with scheduled delivery in 2028 at an aggregate construction cost of approximately $1 billion. The vessels will have LNG dual-fuel propulsion and the latest features in fuel efficiency and cargo intake optimization.

3 Fixed rate backlog as of June 30, 2024 includes fully owned vessels, rigs and 100% of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The backlog excludes charterers’ extension options and purchase options (if applicable).

Upon delivery the vessels will commence minimum ten year time charters to a leading liner company, adding approximately $1.2 billion to our charter backlog. There will be an option to extend the charters for another two years, and purchase options at the end of year 10 and 12, including a profit share feature.

Car carrier

SFL has a car carrier fleet of seven vessels. The car carrier fleet generated approximately $26.3 million of charter hire in the quarter, including profit share from fuel savings.

Following the delivery of our newbuild LNG dual-fuel car carriers Odin Highway and Thor Highway during the first quarter, we now have full cash flow effect from all of our seven car carriers.

Tanker

SFL has a fleet of 18 crude oil, product, and chemical tankers, of which two were under construction at quarter end and two were agreed to be acquired. The vessels generated approximately $30 million in charter hire during the quarter.

During the quarter the Company took delivery of the newbuild LR2 product tanker SFL Tucana with a five year time charter to a world leading energy and commodities company. The Company expects to take delivery of the two remaining newbuilds later in August and October, respectively.

Subsequent to quarter end, the Company took delivery of the LNG dual-fuel 33,000 dwt chemical carrier SFL Aruba, with another vessel expected to be delivered later in August. Upon delivery the vessels will be employed to affiliates of Stolt Tankers. One vessel will be on a fixed rate time charter and one vessel will be employed in a pool with similar sized vessels serving a portfolio of industrial freight volume contracts.

Dry Bulk

The Company has 15 dry bulk carriers of which eight were employed on long term charters in the quarter. SFL generated approximately $23.4 million in gross charter hire from the dry bulk vessels, including profit share generated from the eight capesize vessels on charter to Golden Ocean.

Seven dry bulk vessels, comprising of five supramax and two kamsarmax bulkers, were employed in the spot and short term charter market in the quarter and earned approximately $8.2 million in net charter hire.

Energy

SFL owns two harsh environment drilling rigs, the large jack-up rig Linus and the ultra-deepwater semi-submersible rig Hercules. During the second quarter, the rigs generated approximately $29.3 million in contract revenues, compared to approximately $66.5 million in the first quarter.

Linus is under a long term contract with ConocoPhillips in Norway until 2028. During the quarter, revenues from the rig were $10.0 million compared to $19.6 million in the previous quarter, as the rig underwent its ten-year special survey. Due to an additional repair scope during the survey, the final net cost is estimated to be approximately $40 million and will be capitalized and amortized over the next 5 years. The rig was back on contract in late July, approximately five weeks later than originally scheduled.

In the second quarter, Hercules finalized the contract with Galp Energia in Namibia and then spent approximately half of the quarter in mobilization mode, recording approximately $19.4 million of revenues, compared to $46.9 million in the first quarter. The rig commenced the contract with Equinor in Canada in mid July. Under US GAAP, mobilization fees and costs are deferred and amortized over the course of the contract. SFL has accordingly recorded lower income and cost on Hercules in the second quarter, and most of the mobilization fee and cost will be added in the third quarter.

Financing and Capital Expenditure

As of June 30, 2024, SFL carried approximately $186 million of cash and cash equivalents on its balance sheet. The Company also had unencumbered vessels and marketable securities with a combined market value of more than $180 million.

During the quarter, the Company concluded a $37 million JOLCO financing arrangement for the previously debt free container vessel Maersk Phuket at very attractive terms and with maturity matching the long term time charter agreement on the vessel.

In March and April, the Company entered into agreements to acquire a total of five new vessels at combined acquisition costs of approximately $344 million. The first vessel was delivered in June, and was debt free at quarter end. The remaining vessels are scheduled to be delivered during the third and fourth quarter, and the Company has secured approximately $244 million in senior bank financing at attractive terms for the five vessels. SFL has also secured committed refinancings for a combined amount of approximately $700 million, effectively covering the secured debt financings coming to maturity the next twelve months.

Subsequent to quarter end, the Company entered into agreements to build five 16,800 teu container vessels with scheduled delivery in 2028 at an aggregate construction cost of approximately $1 billion. The vessels are expected to be funded by a combination of cash at hand and conventional pre- and post-delivery vessel financing.

Corporate and other matters

In May, SFL issued 35,000 new common shares against the payment of the strike price, following the exercise of employee options.

In July, the Company issued 8,000,000 new shares of common stock at an offering price of $12.50 per share in a US public offering. The net proceeds of the offering are expected to be used for general corporate purposes including but not limited to vessel acquisitions.

Strategy and Outlook

SFL’s business model is to own and operate modern maritime assets in combination with long term charters to high quality companies in multiple end markets. Owning a diversified portfolio of vessels on long term charters provide high earnings visibility, lower residual value risk and lower concentration risk to an individual shipping market or specific customer. It further enables the Company to continuously reinvest in new assets and pay attractive dividends.

In parallel with acquiring new assets, the Company is also continuously focusing on reducing our carbon footprint. Following our most recent acquisitions, we will have 11 LNG dual-fuel vessels on the water and under construction, in addition to improving operational efficiency in our existing fleet. This is illustrated by ongoing upgrades to several of our large container vessels, where a combination of various hull and propeller modifications and cargo intake upgrades is expected to reduce fuel consumption per transported container by nearly 20%.

Further, we estimate that newbuild yard prices for standard vessels have increased by 30-40% the last few years due to inflationary pressure in international commodity prices and labor markets. This, combined with increased focus on premium vessel operations and fuel efficiency, could have profound implications for future shipping rates and the value of the vessels after the existing charter periods. The Board believes that owning a fleet of modern high quality maritime assets and continuing our efforts to optimize the vessels’ performance is key to capture this value for our shareholders.

Accounting Items

Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short term.

Additionally, another seven container vessels were reported as ‘Investment in sales-type leases’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s direct financing lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of approximately $3.3 million.

Revenue and costs associated with drilling contracts are recorded in accordance with Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers, which specifies that mobilization and demobilization fees (if applicable) and associated mobilization costs are to be recorded over the days spent drilling during the contracts.

Non-U.S. GAAP Financial Measures

In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation, drilling rigs and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

August 14, 2024

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer & Senior Vice President: +47 23114055
Sander Borgli, Vice President - IR : +47 23114073

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
SECOND QUARTER 2024 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun 30,	Mar 31,	2023
except per share data)	2024	2024	(audited)

Charter revenues: sales-type and leaseback assets (excluding charter hire treated as Repayments)(1)	556	840	6,192
Charter revenues: operating leases and rig revenue contracts	183,641	220,386	724,973
Profit share income	4,392	5,540	13,162
Other operating income	2,326	2,298	7,959
Total operating revenues	190,915	229,064	752,286
Gain/(loss) on sale of assets and termination of charters	—	(17)	18,670

Vessel and rig operating expenses	(65,204)	(81,234)	(293,756)
Administrative expenses	(5,364)	(5,461)	(15,565)
Depreciation	(58,121)	(56,878)	(214,062)
Vessel impairment charge	—	—	(7,389)
Total operating expenses	(128,689)	(143,573)	(530,772)

Operating income	62,226	85,474	240,184

Results in associates	697	778	2,848
Interest income from associates	1,138	1,138	4,563
Interest income, other	2,498	1,700	9,073
Interest expense	(45,296)	(42,879)	(167,010)
Interest and valuation gain/(loss) on non-designated derivatives	1,527	3,003	(3,109)
Gain/(loss) on investments in debt and equity securities	208	(415)	(1,912)
Other financial items	(702)	(714)	2,623
Taxes	(1,664)	(2,783)	(3,323)
Net income	20,632	45,302	83,937

Basic earnings per share ($)	0.16	0.36	0.67

Weighted average number of shares(2)	125,923,767	125,763,259	126,248,912
Common shares outstanding(2)	125,943,382	125,908,382	125,701,236

(1) ‘Charter revenues: sales-type and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type & leaseback assets’ under US GAAP, which for the three months ended June 30, 2024 was $1.9 million (three months ended March 31, 2024: $2.7 million; full year 2023: $13.9 million).
(2) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements and 1.1 million shares held by SFL as treasury stock. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
SECOND QUARTER 2024 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31,	Dec 31, 2023
(in thousands of $)	2024	2024	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	186,062	168,153	165,492
Investment in marketable securities	4,662	4,382	5,104
Amount due from related parties	8,630	6,834	3,532
Investment in sales-type leases, current portion	39,111	7,895	20,640
Other current assets	142,633	134,443	103,291

Long term
Vessels, rigs and equipment, net	2,809,216	2,777,855	2,654,733
Vessels and equipment under finance lease, net	552,856	563,155	573,454
Capital improvements, newbuildings and vessel deposits	49,357	6,447	86,058
Investment in sales-type leases, long term	—	33,131	35,099
Investment in associates(2)	16,487	16,515	16,473
Amount due from related parties, long term(2)	45,000	45,000	45,000
Other long term assets	12,996	13,780	22,513

Total assets	3,867,010	3,777,590	3,731,389

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	570,992	577,108	432,918
Amount due to related parties	1,199	1,189	2,890
Finance lease liability, current portion	391,553	405,486	419,341
Other current liabilities	149,693	109,792	114,046

Long term
Long term interest bearing debt, net of deferred charges	1,711,892	1,630,351	1,713,828
Other long term liabilities	5,775	3,307	8,969

Stockholders’ equity	1,035,906	1,050,357	1,039,397

Total liabilities and stockholders’ equity	3,867,010	3,777,590	3,731,389
(1) Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2) One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
SECOND QUARTER 2024 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	2023
	2024	2024	(unaudited)

OPERATING ACTIVITIES
Net income	20,632	45,302	83,937
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,279	57,314	220,365
Vessel impairment charge	—	—	7,389
Adjustment of derivatives to fair value recognised in net income	267	(1,822)	8,374
(Gain)/loss on investments in debt and equity securities	(208)	415	1,912
Results in associates	(697)	(778)	(2,848)
(Gain)/loss on sale of assets and termination of charters	—	17	(18,670)
Repayment of investment in sales-type leases & leaseback assets	1,929	2,732	13,906
Other, net	416	832	2,553
Change in operating assets and liabilities	41,807	(41,007)	26,171
Net cash provided by operating activities	124,425	63,005	343,089

INVESTING ACTIVITIES
Purchase of vessels, capital improvements, newbuildings and deposits	(122,093)	(90,090)	(264,418)
Proceeds from sale of vessels and termination of charters	—	11,983	156,200
Cash received from associates	651	731	2,919
Other assets / investments	5,860	(2,980)	1,405
Net cash used in investing activities	(115,582)	(80,356)	(103,894)

FINANCING ACTIVITIES
Repayments of finance lease liability	(13,933)	(13,855)	(53,654)
Proceeds from long and short term debt	188,699	165,703	944,585
Repayment of long and short term debt	(47,652)	(98,074)	(781,122)
Repurchase of Company bonds	(64,997)	—	(205,848)
Expenses paid in connection with securing finance	(2,217)	(784)	(12,448)
Principal settlements of cross currency swaps, net	(16,534)	—	(20,412)
Cash paid for share repurchase	—	—	(10,174)
Cash dividends paid	(34,300)	(32,978)	(122,992)
Net cash provided by/ (used in) financing activities	9,066	20,012	(262,065)

Net increase/ (decrease) in cash and cash equivalents	17,909	2,661	(22,870)
Cash and cash equivalents at beginning of period	168,153	165,492	188,362
Cash and cash equivalents at end of period	186,062	168,153	165,492

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2024 (UNAUDITED)

Condensed income statement data for the three months ended June 30, 2024

River Box
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases) (1)	4,365
Interest expense, related party (2)	(568)
Interest expense, other	(3,161)
Other items	61
Net income (3)	697

(1) Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended June 30, 2024 was $3.4 million.
(2) ‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended June 30, 2024, the Company recorded approximately $1.1 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3) ‘Net income from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of June 30, 2024

River Box
(in thousands of $)	Holding Inc (1)
Ownership share presented	49.9%
Cash and cash equivalents	2,589
Investment in direct financing leases including current portion	227,967
Total assets	230,556

Short term and long term portions of lease liability	190,215
Other current liabilities	1,399

Long term loans from shareholders, net (2)	22,455

Stockholder's equity (3)	16,487

Total liabilities and stockholder's equity	230,556

(1) The numbers represent the Company's relative share of 49.9% in River Box Holding Inc.
(2) The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown.
(3) ‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
SECOND QUARTER 2024 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Jun 30, 2024
(in thousands of $)	Company (excluding associates)	49.9% owned associates

Net cash provided by operating activities	124,425	4,669
Non cash movements in other assets and liabilities	(39,284)	(629)
Interest related to Non- Designated Derivatives	(1,794)	—
Interest expense	43,616	3,161
Interest income, other	(2,498)	—
Interest (income)/expense from associates	(1,138)	568

Adjusted EBITDA (1)	123,327	7,769

(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.